SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

READY MIX, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
755747102
(CUSIP Number)
Meadow Valley Corporation
4602 E. Thomas Rd.
Phoenix, Arizona 85018
(602) 437-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSON: Meadow Valley Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		2,645,212

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,645,212

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,645,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.5% of Common Stock(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
(1) Based on 3,807,500 shares of Common Stock of the Issuer outstanding as of August 1, 2007, according to the Form 10-Q filed by the Issuer on August 9, 2007.

SCHEDULE 13D/A
This Amendment No. 2 amends the Schedule 13D filed by Meadow Valley Corporation, a Nevada corporation (“Meadow Valley”) on July 12, 2007, as amended by Amendment No. 1 to Schedule 13D filed by Meadow Valley on July 23, 2007, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:
Item 2. IDENTITY AND BACKGROUND
     This Amendment No. 2 to Schedule 13D is filed by Meadow Valley Corporation, a Nevada corporation (“Meadow Valley”). Meadow Valley is principally engaged in the construction industry as both a provider of construction services and a supplier of construction materials, and has its principal executive offices at 4602 East Thomas Road, Phoenix, Arizona 85018. Prior to the completion of the Issuer’s public offering in August of 2005, it had been funded, owned and controlled by Meadow Valley. Prior to June 29, 2007 (previously reported as July 2, 2007 in error), Meadow Valley owned approximately 53% of the Issuer’s common stock. On June 29, 2007 (previously reported as July 2, 2007 in error), July 11, 2007 and August 14, 2007, Meadow Valley purchased additional shares of the Issuer’s Common Stock in the open market and as of the date of this Amendment No. 2 to Schedule 13D owns approximately 69.5% of the Issuer’s common stock.
     The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of Meadow Valley is set forth in Schedule I hereto and is incorporated herein by reference.
     During the last five years, neither Meadow Valley, nor, to the knowledge of Meadow Valley, any of the persons listed on Schedule I hereto, has been convicted in any criminal proceeding and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On June 29, 2007 (previously reported as July 2, 2007 in error), Meadow Valley purchased 476,550 shares of the Issuer’s Common Stock from a shareholder of the Issuer for $6,790,837.50. On July 11, 2007, Meadow Valley purchased an additional 89,662 shares of the Issuer’s Common Stock from shareholders of the Issuer for $1,165,606. On August 14, 2007, Meadow Valley purchased an additional 54,000 shares of the Issuer’s Common Stock from shareholders of the Issuer for $688,500. The total amount of funds expended for the purchases of the Common Stock was $8,644,943.50. These funds were from cash on hand generated by Meadow Valley’s operations.
Item 5. INTERESTS IN SECURITIES OF THE ISSUER
     As of the date of this Amendment No. 2 to Schedule 13D, Meadow Valley beneficially owns 2,645,212 shares of Common Stock, representing approximately 69.5% of the shares of Common Stock outstanding, based on the 3,807,500 shares of Common Stock reported by the Issuer to be outstanding as of August 1, 2007 in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.
     Meadow Valley has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the 2,645,212 shares of Common Stock held by it.
     The aggregate number of shares of Common Stock owned by the persons listed on Schedule I, the respective percentage of the class represented by such shares and the voting rights associated with such shares are as set forth on Schedule I hereto.

     During the past sixty days, the following transactions in the Issuer’s Common Stock have been effected by Meadow Valley: June 29, 2007 (previously reported as July 2, 2007 in error) purchase of 476,550 shares of the Issuer’s Common Stock; July 11, 2007 purchase of 89,662 shares of the Issuer’s Common Stock; August 14, 2007 purchase of 54,000 shares of the Issuer’s Common Stock, each from shareholders of the Issuer pursuant to Block Trade Agreements in the form attached hereto as Exhibit 1.
Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Form of Block Trade Agreement*

*	Previously filed as an Exhibit with the same Exhibit number to the registrant’s Schedule 13D/A Amendment No. 1 to Schedule 13D filed with the SEC on July 23, 2007 (SEC File No. 005-81535).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2007	MEADOW VALLEY CORPORATION

By:/s/ David D. Doty

Name: David D. Doty
Title: Chief Financial Officer

SCHEDULE I
     The name and present principal occupation of each director and executive officer of Meadow Valley Corporation (“Meadow Valley”) are set forth below. Also set forth below is the aggregate number of shares of Common Stock owned by each person, the percentage of the class represented by such shares, and the voting rights with respect to such shares. The business address for each person listed below is c/o Meadow Valley Corporation, 4602 E. Thomas Rd., Phoenix, Arizona 85018, and each person below is a United States citizen.

		Number of	Percentage of	Voting
		Shares of	Class	Rights with
		Common Stock	Represented by	Respect to
		of Ready Mix,	Shares	Shares
		Inc. Beneficially	Beneficially	Beneficially
Name and Address	Present Principal Occupation	Owned (1)	Owned (2)	Owned (1)
Bradley E. Larson	President, Chief Executive Officer and Director of Meadow Valley	2,649,712 (3) (4)	69.6%	(1	) (4)
Kenneth D. Nelson	Vice President, Chief Administrative Officer and Director of Meadow Valley	4,500 (3)	**	(1)
David D. Doty	Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of Meadow Valley	2,250 (3)	**	(1)
Don A. Patterson*	President of Charles Cowan & Associates, Ltd.	7,250 (3)	**	(1)
Charles R. Norton*	Vice President of Trinity Industries	9,500 (3)	**	(1)
Charles E. Cowan*	Chief Executive Officer of Legacy Window Coverings, LLC	9,500 (3)	**	(1)

*	Director of Meadow Valley

**	Less than 1%

(1)	Beneficial ownership includes direct and indirect ownership of shares of Common Stock, including rights to acquire beneficial ownership of shares upon the exercise of stock options exercisable as of August 14, 2007 and that would become exercisable within 60 days of such date. Unless otherwise indicated, each person listed above has sole voting and investment power over the shares listed as beneficially owned by such shareholder, subject to community property laws where applicable.

(2)	Based on 3,807,500 shares of Common Stock of the Issuer outstanding as of August 1, 2007, according to the Form 10-Q filed by the Issuer on August 9, 2007.

(3)	Includes vested portion of stock options to purchase 16,750 shares of Common Stock.

(4)	Mr. Larson is Chief Executive Officer and majority shareholder of Meadow Valley, which owns 2,645,212 shares of Ready Mix, Inc. Common Stock, and may be deemed a beneficial owner of these shares under the rules of the SEC. The Board of Directors of Meadow Valley, by majority vote, votes these shares through Mr. Larson.